September 22, 2011
VIA EDGAR AND OVERNIGHT FEDEX
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	HealthSpring, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-32739
Dear Mr. Rosenberg:
The following sets forth the responses of HealthSpring, Inc. (the “Company”) to the comment letter (the “SEC Comment Letter”), dated September 15, 2011, issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). For your convenience, we have set out the text of the Staff’s comment, followed by the Company’s response.
Item 9A. Controls and Procedures, page 70
1.	Please amend your filing to provide management’s annual report on internal controls over financial reporting consistent with the requirements set forth in Item 308(a) of Regulation S-K. Specifically, the report must contain:
•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting; and
•	Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant’s internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.

Jim B. Rosenberg
Securities and Exchange Commission
September 22, 2011

Response:
The Company has amended the Form 10-K to include the omitted statements by filing Amendment No. 1 on Form 10-K/A (the “Amendment”).
The Company respectfully informs the Staff that it was not the Company’s intention not to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In fact, it was the Company’s clear intention to do otherwise. Management did assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 prior to filing the Form 10-K and determined that the Company’s internal control over financial reporting was effective as of December 31, 2010. The paragraph identifying the framework for the assessment and management’s determination of the effectiveness of internal control over financial reporting, which is included in the Amendment, was inadvertently deleted in a relatively final draft of the Form 10-K. The deletion was a clerical error in processing final changes to the Form 10-K that went unnoticed by the Company until it received the SEC Comment Letter. The omitted statements, however, were included in the draft reviewed by the Audit Committee of the Board of Directors of the Company and in the version cleared by the Company’s directors and senior management. Moreover, the evaluation of the effectiveness of internal control over financial reporting was referenced in the attestation report on the Company’s internal control over financial reporting issued by the Company’s independent registered public accounting firm. The Company does not believe the clerical error constitutes a material weakness in its internal control over financial reporting.
In light of this inadvertent omission, the Company has also reviewed the effectiveness of its disclosure controls and procedures, including reviewing such disclosure controls and procedures and the omission with the Chair of the Audit Committee of the Company’s Board of Directors, the Company’s head of Internal Audit, and the Company’s external auditor. The Company does not believe the clerical error constitutes a material weakness in its disclosure controls and procedures.
In connection with responding to your comments, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Securities and Exchange Commission
September 22, 2011

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 236-6140.

Sincerely,

/s/ J. Gentry Barden J. Gentry Barden
Senior Vice President and General Counsel

cc:	Christine Allen, Securities and Exchange Commission
Melissa N. Rocha, Securities and Exchange Commission
Karey L. Witty, HealthSpring, Inc.
Howard H. Lamar III, Esq., Bass, Berry & Sims PLC